MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Chittenden Corporation's net income for the third quarter of 1995 increased 44% from the 1994 level to $5.8 million, or $0.68 per share. Net income for the first nine months of 1995 totaled $15.5 million, or $1.87 per fully diluted share, up 32% from last year. Return on average assets was 1.47% for the first nine months of 1995, compared with 1.26% last year. Return on average equity was 17.61% for the first nine months of 1995, up from 14.95% for the same period in 1994.

 Net interest income on a fully taxable equivalent basis for the nine months of 1995 was $49.2 million, up $8.6 million from the amount earned during the same period in 1994. Contributing to this increase were both a higher net yield on earning assets, up 13 basis points from a year ago to 5.00%, and higher average earning assets, up $203.9 million from a year ago due primarily to the acquisition of The Bank of Western Massachusetts late in the first quarter of 1995. The acquisition was accounted for as a purchase, therefore the amounts disclosed in the tables and narrative that follow include the acquired bank only since March 17, 1995, the date the acquisition was completed.

     Provisions for and activity in the allowance for possible loan losses are summarized as follows:

                                        Three Months        Nine Months
                                        Ended Sept. 30,     Ended Sept. 30,
                                        -----------------------------------
                                        1995      1994      1995      1994
                                        -----------------------------------
                                                  (In Thousands)
Beginning Allowance for Possible
 Loan Losses Balance                    $23,546   $18,927   $19,099   $18,917
Allowance of Bank Acquired
 March 17, 1995                               -         -     4,135         -
Provision for Possible Loan Losses        1,200     1,000     2,750     3,400
Loans Charged Off                        (1,263)   (1,211)   (3,606)   (4,088)
Loan Recoveries                           1,053       373     2,158       860
                                        --------------------------------------
Ending Allowance for Possible
 Loan Losses Balance                    $24,536   $19,089   $24,536   $19,089
                                        ======================================

The lower level of provision for possible loan losses for the nine months ended September 30, 1995, reflects the effect of significant recoveries in the second quarter.

     Noninterest income amounted to $8.0 million for the third quarter and $21.8 million for the nine months ended September 30, 1995, up 42% and 28%,
respectively, from the same periods a year ago.   For the nine months ended
September 30,  1995, trust revenue was up 8% due to increased business in
both corporate and personal trusts.   Service charges on deposit accounts
were up due to higher deposit levels, primarily reflecting the acquired bank.  Gains on sales of mortgage loans were up $219,000 for the quarter
due to increased activity.   For the first nine months of the year, gains
were down $65,000 reflecting lower levels of refinancing activity in the first quarter of 1995. Chittenden continues to sell most of its fixed rate residential mortgage production in the secondary market. Mortgage servicing income for the third quarter was up 13% from the same period in 1994 and was up slightly for the nine months ended September 30, 1995. Revenue from higher serviced mortgage balances was partially offset by
accelerated amortization of purchased mortgage servicing rights.   Credit
card income increased $1.3 million for the third quarter and $3.3 million for the first nine months from the comparable 1994 periods. These increases primarily reflect an increase in the number of merchant customers served and, to a lesser extent, increased transaction volumes with existing customers.

     For the third quarter of 1995, noninterest expenses were $15.4 million, up 23% from the comparable 1994 level. Most of the increase reflected the inclusion of The Bank of Western Massachusetts' expenses in
the  1995 amounts.   Without the effect of the acquisition, third quarter
expenses were up approximately $1 million or 8%. This increase was primarily in the credit card expense category and reflected the increased number of customers served, leading to the increaed volume of activity noted previously. Also included in the increase were increased salaries and employee benefits of $484,000 which were offset by a $638,000 decrease in FDIC expense. The reduced FDIC expense was due to the receipt of premium refunds resulting from the adjustment of both banks' deposit insurance assessment from 23 cents to 4 cents per $100 of deposits effective with the full capitalization of the FDIC insurance fund late in the second quarter of 1995. The total amount of the refunds received by the two banks was $780,000, of which $585,000 related to premiums previously paid for the third quarter.

     Noninterest expenses for the nine months ended September 30, 1995 totaled $44.2 million, up $7.7 million, or 21%, from the same period one year ago. The Bank of Western Massachusetts expenses accounted for $3.9 million of the increase. The remaining increase of $3.8 million, or 10%, was primarily attributable to higher credit card expenses of $2.5 million. Other expense included $664,000 of amortization ofintangibles recorded in connection with the acquisition of The Bank of Western Massachusetts.

CREDIT QUALITY

     Nonperforming assets include nonaccrual loans, restructured debt, and foreclosed real estate (Other Real Estate Owned). As of September 30, 1995, nonperforming assets totaled $14.5 million up from $13.7 million at June 30, 1995. Nonperforming assets excluding those related to The Bank of Western Massachusetts were $9.6 million at September 30, 1995, up from $9.4 million at December 31, 1994. During the quarter ended September 30, 1995, $3.5 million was added to non-performing assets, while payments received and charge-offs totaled $1.7 million and $900,000 respectively. The allowance for loan losses stood at $24.5 million at September 30, 1995, up from $23.5 million at June 30, 1995 and $19.1 million at December 31, 1994.

          A summary of credit quality follows:

                                        09/30/95  06/30/95  12/31/94  09/30/94
                                        --------------------------------------
                                                       (In Thousands)

Nonaccrual Loans                         $12,347   $11,166   $ 7,934   $ 7,926
Restructured Debt                            180       187       185       187
Other Real Estate
 Owned (OREO)                              1,961     2,312     1,288     1,125
                                         -------------------------------------
Total Nonperforming
 Assets (NPA)                            $14,488   $13,665   $ 9,407   $ 9,238
                                         =====================================

Loans Past Due 90 Days or
 More and Still Accruing Interest        $ 1,812   $ 1,814   $ 1,132   $ 1,073
Allowance for Possible Loan Losses        24,536    23,546    19,099    19,089
NPA as % of Loans plus OREO                1.38%     1.30%     1.08%     1.06%
Loss Allowance as % of Loans               2.34      2.24      2.19      2.20
Loss Allowance as % of
 Nonperforming Loans                     195.86    207.40    235.24    235.29
Loss Allowance as % of NPA               169.35    172.31    203.02    206.64

      As of January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, as amended by SFAS No. 118. Please refer to NOTE 2 to the Consolidated Financial Statements appearing elsewhere in this document.

CAPITAL

     Stockholders' equity totaled $130.9 million at September 30, 1995, up from $98.3 million at December 31, 1994. The current level reflects the net income of $15.5 million for nine months ended September 30, 1995, stock issued of $14.3 million in connection with the acquisition of The Bank of Western Massachusetts, stock issued of $800,000 under an incentive stock option plan, changes in net unrealized losses on securities available for sale totaling $5.2 million, and dividends paid to stockholders of $3.2 million. On October 18, 1995, the Company declared dividends of approximately $1.25 million or $.15 per share. The dividend will be paid on November 17, 1995 to shareholders of record on November 3, 1995.

     As noted in Footnote 4 to the consolidated financial statements, the Company announced on September 19, 1995 that it had signed a definitive agreement under which the Company would acquire Flagship Bank and Trust Company for stock. As a result of the transaction, which has not yet been consummated, approximately 1.3 million shares of Chittenden Corporation stock will be issued in exchange for the Flagship stock. The transaction will be accounted for as a pooling of interests. Therefore, total, stockholders' equity of Chittenden Corporation will increase by the amount of Flagship's stockholders equity, which totaled $17.9 million at September 30, 1995.

     "Tier One" capital, consisting entirely of common equity, measured 11.06% of risk-weighted assets at September 30, 1995. Total capital, including the "Tier Two" allowance for loan losses, was 12.43% of risk-weighted assets. The leverage capital ratio was 8.14%. These ratios placed Chittenden in the "well-capitalized" category according to regulatory standards.

LIQUIDITY

     The Company's liquidity and rate sensitivity are monitored by the Bank's asset and liability committee. This committee meets regularly to review and direct the Bank's lending and investment activities, as well as its deposit-gathering and borrowing functions.

     The measure of an institution's liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price. At September 30, 1995, the Company maintained cash balances and short-term investments of approximately $151.6 million, compared with $101.0 million at December 31, 1994. During the first nine months of 1995, the Company continued to be an average daily net seller of Federal Funds.